Exhibit 1

Perion Appoints Seasoned Technology Executive Doron Gerstel as Chief Executive Officer

New CEO will focus on accelerating Perion’s competitive advantage and growth

Tel Aviv – January 23, 2017 – Perion Network Ltd. (NASDAQ: PERI), a leader in advertising technology solutions for brands and publishers, announced today the appointment of Doron Gerstel as Chief Executive Officer (CEO) effective April 2, 2017. Mr. Gerstel comes to Perion with over 20 years of executive-level experience in technology companies. Perion is the fifth company which Mr. Gerstel will lead as CEO. In his last three positions at Panaya, Nolio Ltd., and Syneron, he spearheaded new strategic directions which led to significant growth and development.

“To guide Perion in its next phase of growth, it was important that we select a CEO with extensive experience in technology, expansion in competitive markets and a proven ability to create shareholder value,” said Alan Gelman, Chairman of the Board of Directors. “Doron was unanimously chosen by the Board of Directors as the perfect person to assume this leadership role. His decades of success and demonstrated expertise will further drive Perion to new heights, and I want to congratulate and welcome him to the company.”

Mr. Gerstel has served as CEO of technology companies since 1999, establishing a proven track record in driving growth. As CEO of Panaya, he initiated strategic changes which led to an increase in annual revenue, higher customer renewal rates, and stronger partnerships, culminating in Panaya’s acquisition by IT giant Infosys in 2015. Prior to Panaya, Mr. Gerstel served as CEO of Nolio Ltd., where he expanded the company’s field operation and product delivery capabilities to support Fortune 1000 customers. Nolio was acquired by CA Technologies in 2013, under Mr. Gerstel’s leadership. Additionally, he has held CEO positions at Syneron and Zend Technologies. Mr. Gerstel holds a B.Sc. in Economics and Management from the Technion, and an MBA from Tel Aviv University.

“I’m honored to join Perion to further strengthen its technology advantage in the market, increase its operational efficiency and accelerate growth,” Gerstel said. “Perion has transformed from a single-product startup company into a global technology company with diversified revenues of over $300 million, and I plan to continue this impressive track record, expand the differentiated Undertone digital advertising capabilities and drive growth. I look forward to working with the Board, Perion’s management, and its strong talent around the world to create meaningful value for Perion’s clients, partners, investors and other stakeholders.”

Gerstel succeeds Josef Mandelbaum, following Perion’s announcement from September 27, 2016, that he would step down as CEO in the coming months. Perion CFO Yacov Kaufman will serve as interim CEO of the company to ensure a smooth transition. "I want to take this opportunity to thank Josef for all his years of service and wish him well in his future endeavors," said Gelman.

About Perion Network Ltd.
Perion is a global technology company that delivers high-quality advertising solutions to brands and publishers. Perion is committed to providing outstanding execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at http://www.perion.com, and follow Perion on Twitter @perionnetwork.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2015 filed with the SEC on March 24, 2016. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Shira Porat
+972 (73) 3981585
investors@perion.com
Source: Perion Network Ltd.